As filed with the Securities and Exchange Commission on June 24, 2003

Registration No. 333-105053

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NETOPIA, INC.

(Exact Name of the Registrant as Specified in Its Charter)

Delaware	94-3033136

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

6001 Shellmound Street, 4th Floor

Emeryville, California 94608

(510) 420-7400

(Address, Including Zip Code and Telephone Number, Including Area Code, of the Registrant’s Principal Executive Offices)

Alan B. Lefkof

President and Chief Executive Officer

Netopia, Inc.

6001 Shellmound Street, 4th Floor

Emeryville, California 94608

(510) 420-7400

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

David A. Kadish, Esq.

Senior Vice President & General Counsel

Netopia, Inc.

6001 Shellmound Street, 4th Floor

Emeryville, California 94608

(510) 420-7400

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Shares To Be Registered	Amount To Be Registered (2)	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common stock, $0.001 par value per share	213,828	$2.345	$501,420	$40.56(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and is based upon the average of the high and low prices of the Registrant’s common stock as reported by the Nasdaq National Market on May 1, 2003.
(2)	This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of Netopia, Inc.
(3)	Previously paid on May 7, 2003 with the original filing of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to completion, dated June 24, 2003)

213,828 Shares

Common Stock

Netopia, Inc.

Our common stock is listed on the Nasdaq National Market under the symbol “NTPA”. On June 23, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $4.35 per share.

THE OFFERING

With this prospectus, the selling stockholders named in the section entitled “Selling Stockholders” of this prospectus may offer and sell shares of our common stock that they acquired in connection with our acquisition of substantially all of the assets of DoBox, Inc. The selling stockholders may sell the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares offered by this prospectus.

Investing in our common stock involves a high degree of risk. Please carefully consider the “ Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is             , 2003.

TABLE OF CONTENTS

Prospectus Summary	3	Plan of Distribution	15
Risk Factors	4	Legal Matters	17
Forward-Looking Statements	13	Experts	17
Use of Proceeds	13	Where You Can Find More Information	18
Selling Stockholders	13

PROSPECTUS SUMMARY

The Company

We develop, market and support broadband equipment, software and services that enable our carrier and broadband service provider customers to simplify and enhance the delivery of broadband services to their residential and small and medium size business customers. Our product and service offerings enable carriers and broadband service providers to (i) deliver to their customers feature-rich modems, routers and gateways, (ii) utilize software that allows remote management of equipment located at their customers’ premises, and (iii) provide value added services to enhance revenue generation. Our broadband modems, routers and gateways are installed by customers of carriers and broadband service providers in order to obtain faster access to the Internet than is possible with dial-up connections. These bundled service offerings often include digital subscriber line (DSL) or broadband cable equipment bundled with backup, bonding, virtual private networking or VPN that allows more secure communications over the Internet, firewall protection, parental controls, Web content filtering, combined voice and data services, hosting of web sites that we call eSites, and hosting of web stores that we call eStores. Our netOctopus suite of server software products enable remote support and centralized management of installed broadband gateways, allowing carriers and broadband service providers to provide support to their customers on a remote basis. We also offer Timbuktu and eCare software products for help desk customers. These products allow business help desks to provide support on a remote basis when computer users experience problems with their desktop or laptop computers.

We were incorporated in California in 1986 as Farallon Computing, Inc. In 1996 we were reincorporated in Delaware as Farallon Communications, Inc. In November 1997, we changed our name from Farallon Communications, Inc. to Netopia, Inc. We initially focused on the development of networking products for AppleTalk local area networks or LANs. In 1993, we revised our business strategy to concentrate on the Internet and Intranet markets thru the utilization of our transmission control protocol/Internet protocol and routing expertise. In 1998, we introduced our family of DSL broadband Internet equipment and in 2002, we expanded and enhanced our broadband product and service offerings, primarily as a result of the technology acquired in connection with our acquisitions of Cayman Systems, Inc. (Cayman) and substantially all the assets of DoBox, Inc. (DoBox). Our principal offices are located at Marketplace Tower, 6001 Shellmound Street, 4th Floor, Emeryville, California 94608, and our telephone number is (510) 420-7400. Our common stock is traded on the Nasdaq National Market under the ticker symbol “NTPA.” Our primary Web site address is www.netopia.com. The information on our Web site is not incorporated by reference into this prospectus.

Netopia, Cayman, Timbuktu, netOctopus, and Making Broadband Work are registered trademarks of Netopia, Inc. This prospectus also includes trademarks of other companies and our product names are trademarks or registered trademarks of Netopia, Inc. in the United States and other countries. Each trademark, trade name or service mark of any other company appearing herein belongs to its holder.

RISK FACTORS

In addition to other information in this prospectus, the following risk factors should be considered carefully in evaluating our business because such factors currently may have a significant impact on our business, operating results and financial condition. As a result of the risk factors set forth below and elsewhere in this prospectus, and the risks discussed in our other filings with the United States Securities Exchange Commission, actual results could differ materially from those projected in any forward-looking statements.

We have a history of losses and negative cash flow. We may incur losses and negative cash flow in the future, which could significantly harm our business.

As a result of continuing capital expenditure requirements and operating expenses in all areas of our business, our failure to increase our revenues or sufficiently reduce our operating expenses will result in continuing losses and negative cash flow, which could significantly harm our business. We incurred losses from continuing operations of $3.1 million for the three months ended March 31, 2003 and have incurred losses from continuing operations of $34.3 million, $41.7 million and $17.6 million for fiscal years ended September 30, 2002, 2001 and 2000, respectively. We used $3.1 million of cash during the three months ended March 31, 2003. We used $10.7 million and $2.1 million of cash during fiscal years ended September 30, 2002 and 2001, respectively. Our cash, cash equivalents and short-term investments, including $8.5 million of cash borrowed from under our credit facility, totaled $21.2 million at March 31, 2003. Even if we reach profitability and maintain positive cash flow, we may not be able to sustain or increase profitability or cash flow on a quarterly or annual basis.

We may find it difficult to raise needed capital in the future, which could delay or prevent introduction of new products or services, require us to reduce our business operations or otherwise significantly harm our business.

We must continue to enhance and expand our product and service offerings in order to maintain our competitive position and to increase our market share. As a result of our net losses and use of cash, the continuing operations of our business may require additional capital. Whether or when we can achieve cash flow levels sufficient to support our operations cannot be accurately predicted. Unless such cash flow levels are achieved, we may require additional borrowings or the sale of debt or equity securities, sale of non-strategic assets, or some combination thereof, to provide funding for our operations. We believe we have adequate cash, cash equivalents and borrowing capacity to meet our anticipated capital needs for at least the next twelve months. However, if we are unable to obtain additional funds to finance our operations when needed, our financial condition and operating results would be materially adversely affected, and we would not be able to operate our business.

Substantial sales of our broadband Internet equipment will not occur unless telecommunications carriers continue substantial deployment of DSL services, and this could reduce our revenues and significantly harm our business.

The success of our broadband Internet equipment depends upon the extent to which telecommunications carriers deploy DSL and other broadband technologies. Factors that have impacted such deployment include:

•	A prolonged approval process by service providers, including laboratory tests, technical trials, marketing trials, initial commercial deployment and full commercial deployment;

•	The development of improved business models for DSL and other broadband services, including the capability to market, sell, install and maintain DSL and other broadband services on a profitable basis;

•	The ability of Competitive Local Exchange Carriers, or CLECs, to obtain required capital resources;

•	Cost constraints, such as installation costs and space and power requirements at the telecommunications service provider’s central office;

•	Lack of compatibility of DSL equipment that is supplied by different manufacturers;

•	Evolving industry standards for DSL and other broadband technologies; and

•	Government regulation.

Demand for DSL services has exceeded the ability of certain telecommunications carriers and Internet Service Providers, or ISPs, to deploy services in a timely manner and to provide satisfactory customer service. We offer to carriers and service provider customers the opportunity to bundle basic DSL connectivity with value-added features that enable the provider to bundle differentiated features and services that we believe can justify higher recurring revenues from end users. These features and services include dial backup, VPNs, remote management and configuration, and hosting of eSites and eStores. We can offer no assurance that our strategy of enabling bundled service offerings will be widely accepted. If telecommunications carriers do not continue to initiate or expand their deployment of DSL and other broadband services, our revenues could decline and our business could be significantly harmed.

We expect our revenues to become increasingly dependent on our ability to sell our broadband Internet equipment to ILECs, and we may incur losses if we cannot successfully market and sell our products through ILEC channels.

Incumbent Local Exchange Carriers, or ILECs, have been aggressively marketing DSL services, focusing primarily on residential services. Prior to our acquisition of Cayman, we had not sold meaningful quantities of our broadband Internet equipment to ILECs in the United States. As a result of our acquisition of Cayman, we have expanded our customer base to include two ILEC customers, SBC and BellSouth, to which we previously had not sold our broadband Internet equipment. We have committed resources that are focused on expanding our presence in the ILEC channel both domestically and internationally in response to changing market conditions. There continue to be barriers associated with such sales including, but not limited to, lengthy product evaluation cycles, the ability to dislodge competitors whose products are currently being utilized, long-term product deployment cycles and intense price pressures. ILECs currently obtain equipment from our competitors, such as Thomson Corporation, Siemens (through its Efficient Networks subsidiary), Westell Technologies, Inc., ZyXEL Communications Co., Cisco Systems, Inc. (through its Linksys subsidiary) and 2Wire, Inc., who have proven to be strong competitors. If we fail to penetrate further the ILEC market for our products and services, our business may be materially and adversely affected.

We expect our revenues to become increasingly dependent on our ability to develop broadband Internet equipment for and successfully enter the residential broadband gateway market.

Prior to our acquisition of Cayman in October 2001, we developed, marketed and sold broadband Internet equipment products primarily to CLECs and ISPs serving the small business market. As a result of our acquisitions of Cayman in October 2001 and DoBox in March 2002 and our internal development initiatives, we believe that we now have products and technology that will enable us to market and deliver competitive broadband Internet equipment products and services more effectively to ILECs serving the residential market. There are numerous risks associated with our entrance into the residential broadband gateway market such as:

•	The ability to design and develop products that meet the needs of the residential market;

•	The ability to successfully market these products to ILECs currently serving this market; and

•	The ability to dislodge competitors that are currently supplying residential class broadband gateways to ILECs.

If we are unable to overcome these challenges or if the ILECs are unsuccessful deploying DSL services more extensively into the residential market, our business will be materially and adversely affected.

The CLEC and ISP customers to which we historically have sold our DSL products have experienced significant business difficulties that have negatively affected our business and operating results.

Prior to our acquisition of Cayman in October 2001, our most significant customers were CLECs and ISPs. Since the middle of calendar year 2000, CLECs have experienced significant business difficulties due to an inability to obtain financing to continue to build out their networks. The difficulties of these customers have materially and adversely affected our operating results, causing a significant decline in the price of our common stock. During the last two years, three of our CLEC customers, Covad, Rhythms NetConnections, Inc. (Rhythms), and NorthPoint have all sought protection under the Bankruptcy Act. Thereafter, Rhythms sold its network to WorldCom, Inc., which itself is currently operating under Bankruptcy Act protection. NorthPoint ceased operations entirely. Covad emerged from bankruptcy in December 2001 and remains our largest customer, although it continues to incur losses. The difficulties of these customers have materially and adversely affected our operating results, causing a significant decline in the price of our common stock.

Like the CLECs, ISPs also have struggled since mid-2000. Most ISPs have had significant difficulties in differentiating their services from the services provided by their competitors. As a result, ISPs have experienced significant erosion in the prices charged to their customers, resulting in ongoing losses. Many of our ISP customers have experienced business difficulties and some have filed for bankruptcy or ceased operations. As a result, sales of our products to ISPs remain difficult. The financing market for CLECs and ISPs has been effectively closed since calendar year 2001, resulting in significantly decreased sales to CLECs and ISPs and write-offs of outstanding accounts receivable.

The loss of, or decline in, purchases by one or more of our key customers would result in a significant decline in our revenues and harm to our business.

We rely on a small number of customers for a large portion of our revenues. For the three months ended March 31, 2003, there were four customers that each individually represented at least 5% of our revenues and in the aggregate accounted for 45% of our total revenues. For the fiscal year ended September 30, 2002, there were four customers that each individually represented at least 5% of our revenues and in the aggregate accounted for 36% of our total revenues. Our revenues will decline and our business may be significantly harmed if one or more of our significant customers stop buying our products, or reduce or delay purchases of our products.

Substantial portions of our revenues are derived from sales to international customers, and currency fluctuations can adversely impact our operations.

A substantial portion of our revenues is derived from sales to international customers, mostly in Europe. For the three months ended March 31, 2003 and December 31, 2002, and for the fiscal year ended September 30, 2002, our international sales represented 32%, 26% and 21%, respectively, of total sales. We expect sales to international customers to continue to comprise a significant portion of our revenues. For the past two fiscal years, sales of broadband Internet equipment products to our European customers who are members of the European Union have been denominated in the Euro. For our international sales that continue to be denominated in United States dollars, fluctuations in currency exchange rates could cause our products and services to become relatively more expensive to our foreign customers, which could lead to decreased sales of our products and services. In addition, changes in the value of the Euro relative to the United States dollar could adversely affect our operating results to the extent we do not adequately hedge sales denominated in the Euro.

Additional risks associated with international operations could adversely affect our sales and operating results in Europe.

Our international operations are subject to a number of difficulties and special costs, including:

•	Costs of customizing products for foreign countries;

•	Laws and business practices favoring local competitors;

•	Dependence on local vendors;

•	Uncertain regulation of electronic commerce;

•	Compliance with multiple, conflicting and changing governmental laws and regulations;

•	Longer sales cycles;

•	Greater difficulty in collecting accounts receivable;

•	Import and export restrictions and tariffs;

•	Difficulties staffing and managing foreign operations;

•	Multiple conflicting tax laws and regulations; and

•	Political and economic instability.

In addition, if we establish more significant operations overseas, we may incur costs that would be difficult to reduce quickly because of employee-related laws and practices in those countries.

Because the markets for our products and services are intensely competitive and some of our competitors are larger, better established and have more cash resources, we may not be able to compete successfully against current and future competitors.

We sell products and services in markets that are highly competitive. We expect competition to intensify as current competitors expand their product and service offerings and new competitors enter the market. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size, scope and breadth of the products and services offered.

In the market for broadband Internet equipment, we primarily compete with Thomson, Cisco Systems (through its Linksys subsidiary), Siemens (through its Efficient Networks subsidiary), Linksys, 2Wire, Westell, and ZyXEL.

In the market for our Web platforms products, we primarily compete with Computer Associates International, Inc. (Computer Associates), Microsoft Corporation (Microsoft), Vector Networks, Inc. (Vector Networks), Stac Software, Symantec Corporation (Symantec), and Tivoli Software (a wholly-owned subsidiary of International Business Machines Corporation) (IBM). We anticipate intense competition from some of these companies because some of these competitors provide their products to consumers at no cost. For example, Microsoft has available at no cost a communications and collaboration software product that could limit the market for our Timbuktu product.

Many of our current and potential competitors in all product areas have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of these industries. In the past, we have lost potential customers to competitors in all product areas for various reasons, including lower prices and other incentives not matched by us. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products and services to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidation.

Our quarterly operating results are likely to fluctuate because of many factors and may cause our stock price to fluctuate.

Our revenues and operating results have varied in the past and are likely to vary in the future from quarter to quarter. For example, during the past eight quarters ending with the March 31, 2003 quarter, our revenues have ranged from $15.6 million to $19.6 million, and our net quarterly loss has ranged from $3.1 million to $21.1 million. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of any one quarter or series of quarters as an indication of our future performance.

It is likely that in some future quarter, quarters or year, our operating results will be below the expectations of securities analysts or investors. In such event, the market price of our common stock may decline significantly. In addition to the uncertainties and risks described elsewhere in this Risk Factors section, variations in our operating results will likely be caused by factors related to the operation of our business, including:

•	Variations in the timing and size of orders for our broadband Internet equipment products;

•	Increased price competition for our broadband Internet equipment products;

•	Our ability to license, and the timing of licenses, of our Web platforms products;

•	The mix of products and services and the gross margins associated with such products and services, including the impact of our increased sales of lower margin broadband Internet equipment as a percentage of our total revenues and increased sales of lower margin asynchronous digital subscriber line, or ADSL, products within our family of broadband Internet equipment products;

•	The price and availability of components for our broadband Internet products; and

•	The timing and size of expenses, including operating expenses and expenses of developing new products and product enhancements.

Other technologies for the broadband gateway market compete with DSL services.

DSL services compete with a variety of different broadband services, including cable, satellite and other wireless technologies. Many of these technologies compete effectively with DSL services. If any technology competing with DSL technology is more reliable, faster, less expensive, reaches more customers or has other advantages over DSL technology, then the demand for our DSL products and services and our revenues and gross margins will decrease. There is no guarantee we will be able to develop and introduce products for these competing technologies.

We purchase the semiconductor chips for our broadband Internet products from a limited number of suppliers, and the inability to obtain in a timely manner a sufficient quantity of chips would adversely affect our business.

All of our broadband Internet products rely on special semiconductor chips that we purchase from a fewer than five suppliers. We do not have volume purchase contracts with any of our suppliers and they could cease selling to us at any time. If we are unable to timely obtain a sufficient quantity of these semiconductor chips for any reason, sales of our broadband Internet products could be delayed or halted. Further, we could also be forced to redesign our broadband Internet products and qualify new suppliers of semiconductor chip sets. The resulting stoppage or delay in selling our products and the expense of redesigning our products would adversely affect our business.

If we were unable to obtain components and manufacturing services for our broadband Internet equipment from independent contractors and specialized suppliers, our business would be harmed.

We do not manufacture any of the components used in our products and perform only limited assembly on some products. All of our broadband Internet equipment relies on components that are supplied by independent contractors and specialized suppliers. Furthermore, substantially all of our broadband Internet equipment includes printed circuit boards that are manufactured by fewer than five contract manufacturers that assemble and package our products. We do not have guaranteed supply arrangements with these third parties and they could cease selling components to us at any time. Moreover, the ability of independent contractors and specialized suppliers to provide us with sufficient components for our broadband Internet equipment also depends on our ability to accurately forecast our future requirements. If we are unable to timely obtain a sufficient quantity of components from independent contractors or specialized suppliers for any reason, sales of our broadband Internet equipment could be delayed or halted. Similarly, if supplies of circuit boards or products from our contract manufacturers are interrupted for any reason, we will incur significant losses until we arrange for alternative sources. In addition, we may be required to pay premiums for components purchased from other vendors should our regular independent contractors and specialized suppliers be unable to timely provide us with sufficient quantity of components. To the extent we pay any premiums, our gross margins and operating results would be harmed. Further, we could also be forced to redesign our broadband Internet equipment and qualify new suppliers of components. The resulting stoppage or delay in selling our products and the expense of redesigning our broadband Internet equipment would seriously harm our reputation and business.

Failure to develop, introduce and market new and enhanced products and services in a timely manner could harm our competitive position and operating results.

We compete in markets characterized by continuing technological advancement, changes in customer requirements and evolving industry standards. To compete successfully, we must design, develop, manufacture and sell new or enhanced products and services that provide increasingly higher levels of performance, reliability, compatibility, and cost savings for our customers. We will need to continue to integrate our DSL modem and router technology with the architectures of leading central office equipment providers in order to enhance the reliability, ease-of-use and management functions of each of our DSL products.

We have recently developed and introduced a broadband services platform that enables network operations centers of broadband service providers the ability to remotely manage, support, and troubleshoot installed broadband gateways, thereby providing the potential for reducing support costs. We believe this service delivery platform can assist us in differentiating our products and services from those of our competitors. However, this platform and the underlying technology are relatively new, and we cannot provide any assurance that, when deployed in mass scale, the platform will perform as expected, there are no hidden bugs or defects, or it will be widely adopted by the customers to whom we are marketing the platform.

We may not be able to successfully develop, introduce, enhance or market these or other products and services necessary to our future success. In addition, any delay in developing, introducing or marketing these or other products would seriously harm our business. Many of our broadband Internet equipment products and services are relatively new. You should consider our prospects in light of the difficulties we may encounter because these products are at an early stage of development in a relatively new, rapidly evolving and intensely competitive market. For example, we may not correctly anticipate market requirements, including requirements for performance, price, features and compatibility with other DSL equipment. We may not be able to introduce rapidly innovative new products that meet these market requirements. Failure to continue to develop and market competitive products would harm our competitive position and operating results.

Our revenues will not grow and we may incur greater losses if we cannot successfully sell our Web platforms products. We derive a substantial portion of the recurring revenues from our Web platforms products from a small number of large customers.

The majority of our Web platforms revenues are derived from the sale of software products for corporate help desks, including Timbuktu and eCare. For the three months ended March 31, 2003 and December 31, 2002, and the fiscal year ended September 30, 2002, revenues from these help desk applications were 65%, 62% and 55%, respectively, of total revenues for our Web platform products. In addition, we rely on a small number of licensees of our Web platforms to promote the use of our Web platforms for building web sites and stores. As a result, we derive the majority of the recurring revenues from our Web platforms products from fewer than five customers. The extent and nature of the promotions by licensees of our Web platforms are outside of our control. If licensees of our eSite and eStore Web platforms do not successfully promote web sites and stores to their customers, we will not generate continued recurring revenues. If these customers were to choose a competitive platform, this could lead to reduced revenues and adversely impact our results.

If hosting services for our Web platforms perform poorly, our revenue may decline and we could be sued.

We depend on our servers, networking hardware and software infrastructure, and third-party service and maintenance of these items to provide reliable, high-performance hosting for eSite and eStore customers. In addition, our servers are located at third-party facilities. Failure or poor performance by third parties with which we contract for maintenance services could lead to interruption or deterioration of our eSite and eStore hosting services. Additionally, a slowdown or failure of our systems for any reason could also lead to interruption or deterioration of our eSite and eStore hosting services. In such a circumstance, our hosting revenue may decline. In addition, if our eSite and eStore hosting services are interrupted, perform poorly, or are unreliable, we are at risk of litigation from our customers, the outcome of which could harm our business.

We may continue to experience declining gross margins due to price competition and an increase in sales of lower margin broadband Internet equipment as a percentage of our total revenue.

We expect that sales of our broadband Internet equipment may account for a larger percentage of our total revenues in future periods. Because our broadband Internet equipment products are sold at lower gross margins than our Web platforms products and sales volumes of our lower margin ADSL products is increasing, our overall gross margins will likely decrease. Further, we expect that the market for broadband Internet equipment will remain highly competitive and as a result, we will continue to lower the prices we charge for our broadband Internet equipment. If the average selling price of our broadband Internet equipment declines faster than our ability to realize lower manufacturing costs, our gross margins related to such products, as well as our overall gross margins, are likely to decline.

We typically experience a seasonal reduction in revenues from Europe in the three months ended September 30.

In the past, we have experienced a seasonal reduction in our revenues in the three months ended September 30, our fiscal fourth quarter, primarily due lower sales in Europe during such periods because of vacation schedules. For example, revenues from Europe declined 22% in the quarter ended September 30, 2002 from revenues in the prior quarter ended June 30, 2002. Similarly, revenues from Europe declined 30% in the quarter ended September 30, 2000 from revenues in the prior quarter ended June 30, 2000. Although revenues from Europe increased 58% in the quarter ended September 30, 2001 from revenues in the prior quarter ended June 30, 2001, we believe this increase was a result of unusually low revenues in such prior quarter. We anticipate that this seasonal trend will continue to result in lower revenues from Europe during our fiscal fourth quarters.

Failure to attract or retain key personnel could harm our business.

Our future performance depends on the continued service of our senior management, product development and sales personnel, particularly Alan Lefkof, our President and Chief Executive Officer. None of our employees are bound by an employment agreement, and we do not carry key person life insurance. The loss of the services of one or more of our key personnel could seriously harm our business. Competition for qualified personnel in our industry and geographic location is intense. Although we believe that our personnel turnover rate is consistent with industry norms, our future success depends on our ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. In addition, new hires frequently require extensive training before they achieve desired levels of productivity.

Our intellectual property may not be adequately protected, and our products may infringe upon the intellectual property rights of third parties, which may adversely impact our competitive position and require us to engage in costly litigation.

We depend on our ability to develop and maintain the proprietary aspects of our technology. To protect our proprietary technology, we rely primarily on a combination of contractual provisions, confidentiality procedures, trade secrets, and patent, copyright and trademark law. We presently have one United States patent issued that relates to our Timbuktu and eCare remote control software. The term of this patent is through August 2010. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and there is no guarantee that the safeguards that we employ will protect our intellectual property and other valuable competitive information.

There has been a substantial amount of litigation in the software and Internet industries regarding intellectual property rights. Although we have not been party to any such litigation, in the future third parties may claim that our current or potential future products or we infringe their intellectual property. The evaluation and defense of any such claims, with or without merit, could be time-consuming and expensive. Furthermore, such claims could cause product shipment delays or require us to enter into royalty or licensing agreements on financially unattractive terms, which could seriously harm our business.

If we are unable to license necessary software, firmware and hardware designs from third parties, our business could be harmed.

We rely upon certain software, firmware and hardware designs that we license from third parties, including firmware that is integrated with our internally developed firmware and used in our products. We cannot be certain that these third-party licenses will continue to be available to us on commercially reasonable terms. The loss of, or inability to maintain, such licenses could result in product shipment delays until equivalent firmware is developed or licensed, and integrated into our products, which would seriously harm our business.

Our products are complex and may contain undetected or unresolved defects.

Our products are complex and may contain undetected or unresolved defects when first introduced or as new versions are released. Although we historically have not experienced material problems with product defects, if our products do contain undetected or unresolved defects, we may lose market share, experience delays in or losses of market acceptance or be required to issue a product recall. Similarly, although we have not experienced material warranty claims, if warranty claims exceed our reserves for such claims, our business would be seriously harmed. In addition, we would be at risk of product liability litigation because of defects in our products. Although we attempt to limit our liability to end users through disclaimers of special, consequential and indirect damages and similar provisions, we cannot assure you that such limitations of liability will be legally enforceable.

Substantial sales of our common stock by our large stockholders could cause our stock price to fall.

A small number of stockholders hold a large portion of our common stock. Our Chairman of the Board of Directors owned approximately 5.3% of our common stock outstanding at March 31, 2003. In addition, based on information contained in filings with the Securities and Exchange Commission, three institutional investors owned approximately 9.5%, 7.5% and 6.2%, respectively, of our common stock outstanding at December 31, 2002. To the extent one or more of these large stockholders decides to sell substantial amounts of our common stock in the public market over a short period of time, based on the historic trading volumes, we expect the market price of our common stock could fall.

Our industry may become subject to changes in regulations, which could harm our business.

Our industry and industries on which our business depends may be affected by changes in regulations. For example, we depend on telecommunications service providers for sales of our broadband Internet equipment, and companies in the telecommunications industry must comply with numerous regulations. If our industry or industries on which we depend become subject to regulatory changes that increase the cost of doing business or doing business with us, our revenues could decline and our business could be harmed. For example, if a regulatory agency imposed restrictions on DSL service that were not also imposed on other forms of high-speed Internet access, our business could be harmed.

Business interruptions that prevent our ability to deliver products and services to our customers could adversely affect our business.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, labor disputes by transportation providers and other events beyond our control. In particular, our headquarters are located near earthquake fault lines in the San Francisco Bay area and may be susceptible to the risk of earthquakes. If there is an earthquake in the region, our business could be seriously harmed. We do not have a detailed disaster recovery plan. In addition, our business interruption insurance may not be sufficient to compensate us fully for losses that may occur, and any losses or damages incurred by us in the event we are unable to deliver products and services to our customers could have a material adverse effect on our business.

Our stock price may be volatile, which may result in substantial losses for our stockholders.

The market price of our common stock may fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	Variations in our quarterly operating results, including shortfalls in revenues or earnings from securities analysts’ expectations;

•	Changes in securities analysts’ estimates of our financial performance;

•	Changes in market valuations and volatility generally of securities of other companies in our industry;

•	Announcements by us or our competitors of technological innovations, new products or enhancements, significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; and

•	General conditions in the broadband communications industry, in particular the DSL market.

In recent years the stock market in general, and the market for shares of high technology stocks in particular, have experienced extreme price fluctuations, which often have been unrelated to the operating performance of affected companies. There can be no assurance that the market price of our common stock will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

A third party may have difficulty acquiring us, even if doing so would be beneficial to our stockholders.

Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “believe,” “estimate,” “will,” “may,” “continue” and similar terms. These forward-looking statements include our expectations about revenue, cost of revenues, operating expenses and liquidity. You should read statements that contain these words carefully because they: (i) discuss out expectations about our future performance; (ii) contain projections of our future operating results or of our future financial condition; or (iii) state other “forward-looking” information. There will be events in the future that we are not able to predict or over which we have no control, which may adversely affect our future results of operations, financial condition or stock price. The risk factors described in this prospectus, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. You should be aware that the occurrence of any of the risks, uncertainties, or events described in this prospectus could seriously harm our business and that, upon the occurrence of any of these events, the trading price of our common stock could decline.

You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements for any reason, except as required by law, even if new information becomes available or other events occur in the future.

USE OF PROCEEDS

The selling stockholders will be offering and selling all shares offered and sold with this prospectus and the selling stockholders will receive all of the proceeds from the sale of the shares. Accordingly, we will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus.

SELLING STOCKHOLDERS

We are registering the shares of common stock pursuant to a registration rights agreement dated as of March 29, 2002, entered into by and among Netopia, DoBox, Inc. and DB Holding Company, LLC. The registration rights agreement was entered into in connection with the acquisition by Netopia of DoBox pursuant to an asset purchase agreement dated as of March 29, 2002, and, other than SoundView Technology Corporation, the initial selling stockholders named below are the members of DB Holding Company, LLC, which was the sole stockholder of DoBox. SoundView Technology Corporation acquired its shares in consideration of financial services rendered to DoBox. Certain of the selling stockholders are Netopia employees, but none are officers of Netopia. In the registration rights agreement, Netopia agreed to file with the Securities and Exchange Commission, or the SEC or the Commission, the registration statement to provide for the resale of the shares registered hereby, and to use all commercially reasonable efforts to maintain the effectiveness of the registration statement for up to 365 days from the effective date of the registration statement of which this prospectus is a part.

The following table presents information as of May 31, 2003, with respect to the selling stockholders and the shares of our common stock that they may offer with this prospectus. Except as described above, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates.

The share information provided in the table below is based on information provided to us by the selling stockholders. The persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable and except as otherwise indicated below. Shares of common stock subject to options that are exercisable within 60 days of May 31, 2003 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person. Each selling stockholder owns less than 1% of our outstanding common stock, based on 19,408,148 shares of our common stock outstanding as of May 31, 2003.

This prospectus also covers any additional shares of common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

The selling stockholders may from time to time offer and sell any or all of their shares as listed below. Because the selling stockholders are not obligated to sell their shares, and because they may also acquire publicly traded shares of our common stock, we cannot estimate how many shares each selling stockholder will beneficially own after this offering. The table assumes that the selling stockholders sell all of the shares offered by them in this offering, and that the selling stockholders do not hold and do not acquire any other shares of Netopia stock pending the offering. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section. As used in this prospectus, the term selling stockholder includes the entities and individuals in the following table and their transferees, assignees, pledges, donees or other successors.

	Shares Beneficially Owned Before the Offering (1)			Shares That May Be Offered and Sold	Shares Held After the Offering
Name	Number		Percent		Number		Percent
Thomas Adler	8,588		*	8,588	0		*
Nicole T. Davis(9)	4,800		*	4,800	0		*
David A. Holcomb(9)	6,808	(2)	*	2,175	4,633	(2)	*
Ketan Sheila Kothari Family Trust	2,147		*	2,147	0		*
Kothari-Saura Family Trust	2,147		*	2,147	0		*
Peter Lengyel	14,313		*	14,313	0		*
John Macaskill	8,588		*	8,588	0		*
Jason Maestri(9)	1,600	(3)	*	600	1,000	(3)	*
Richard A. Marin	28,627		*	28,627	0		*
Raymond Nolte	4,294		*	4,294	0		*
Wes Peters	500		*	500	0		*
Peterson Ventures III, LLC(4)	25,764		*	25,764	0		*
Catherine S. Roper	200		*	200	0		*
Roper Living Trust(5)	5,725		*	5,725	0		*
Arthur B. Schoen, Jr.	8,588		*	8,588	0		*
David E. Simmons	14,313		*	14,313	0		*
David B. Smith, Jr.	4,294		*	4,294	0		*
Matthew R. G. Smith(9)	25,492	(6)	*	3,675	21,817	(6)	*
SoundView Technology Corporation(7)	10,206		*	10,206	0		*
Lowell Steele	2,200		*	2,200	0		*
Stoel Rives, LLP	5,725		*	5,725	0		*
Chris Thompson(9)	2,700	(8)	*	575	2,125	(8)	*
Mike Thompson	2,825		*	2,825	0		*
Michael and Gloria Toomey	5,725		*	5,725	0		*
Bruce Tully	28,627		*	28,627	0		*
Lewis Turner, Jr.	4,294		*	4,294	0		*
Michael J. Walsh	14,313		*	14,313	0		*
TOTAL	243,403		1.3	213,828	29,575		*

*	Less than one percent of outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
(2)	Includes 2,375 shares issuable upon the exercise of stock options held by David A. Holcomb.
(3)	Includes 1,000 shares issuable upon the exercise of stock options held by Jason Maestri.
(4)	The persons who exercise the voting and investment power with respect to the shares to be resold for Peterson Ventures III, LLC are Joel Peterson and Jordan Clements.
(5)	The persons who exercise the voting and investment power with respect to the shares to be resold for Roper Living Trust are Preston R. Roper and Catherine S. Roper.
(6)	Includes 16,817 shares issuable upon the exercise of stock options held by Matthew R. G. Smith.
(7)	The person who exercises the voting and investment power with respect to the shares to be resold for SoundView Technology Corporation is Gerard P. Maus.
(8)	Includes 2,125 shares issuable upon the exercise of stock options held by Chris Thompson.
(9)	The selling stockholder is a current or former employee of Netopia.

PLAN OF DISTRIBUTION

The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of the sales of these shares.

Who may sell and applicable restrictions.    The selling stockholders may offer and sell shares directly from time to time. The selling stockholders may transfer, devise or gift shares by other means. Selling stockholders may resell all or a portion of their shares in open market transactions in reliance upon the available exemptions under the Securities Act, such as Rule 144, provided that such transactions satisfy the requirements of one of these exemptions.

Alternatively, the selling stockholders from time to time may offer shares through brokers, dealers, agents or underwriters. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved and will be in amounts to be negotiated in connection with the sale. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. There are currently no plans, arrangements or understandings between any selling stockholders or any broker-dealer, agent or underwriter regarding the sales of the common stock by the selling stockholders, nor do we know the identity of the brokers or market makers that will participate in the sell of the shares.

In addition, some of the selling stockholders are corporations, limited liability companies or trusts which may, in the future, distribute their shares to their stockholders, members or trust beneficiaries, respectively, which distributes may likewise distribute further such shares. Distributed shares may later be sold by such stockholders, members or trust beneficiaries, or by any of their respective distributes.

Prospectus delivery.    The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act and to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. A prospectus supplement or a post-effective amendment will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the shares. At any time a particular offer of the shares of common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed. Such prospectus supplement or post-effective amendment will be filed with the SEC to reflect the disclosure of required additional information with respect to the distribution of the shares of common stock.

Manner of sales.    The selling stockholders will act independently of Netopia in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or one or more exchanges, in the over-the-counter market or otherwise. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices.

The shares may be sold according to one or more of, or in combination of, the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	face-to-face transactions between sellers and purchasers without a broker-dealer;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

•	an exchange distribution under the rules of the exchange;

•	in privately negotiated transactions; and

•	by options transactions.

Hedging Transactions.    In addition, selling stockholders may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares by broker-dealers in the course of hedging the positions they assume with selling stockholders;

•	sell shares short themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

•	write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which they settle through delivery of the shares;

•	enter into option transactions or other types of transactions that require the selling stockholder to deliver shares to a broker, dealer or other financial institution, who may then resell or transfer the shares under this prospectus; or

•	loan the shares to a broker, dealer or other financial institution, who may sell the loaned shares.

These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus. Our Insider Trading Policy prohibits employees and directors from engaging in hedging transactions with our securities.

The Exchange Act and the anti-manipulation rules under the Exchange Act apply to the sales of shares in the market and to the activities of the selling stockholders and their affiliates. The rules under the Exchange Act include Regulation M, which limits the timing of purchases and sales of securities by the selling stockholders and their affiliates in a distribution. This may affect the marketability of the shares of common stock and the ability of any person or entity engaged in a distribution to engage in market-making activities in the shares. Rules 101 and 102 of Regulation M under the Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection to a distribution of the securities.

Expenses associated with registration.    We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for any discounts, commissions and concessions.

Indemnification and contribution.    Under the terms of the registration rights agreement we have agreed to indemnify each of the parties to the agreement and certain other persons (including the selling stockholders) against certain liabilities in connection with the offering of the shares of common stock, including liabilities under the Securities Act. The selling stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Notice of Sales; Suspension of this offering.    Under the terms of the registration rights agreement, each selling stockholder has agreed to give at least two business days’ prior written notice to Netopia of any proposed sale of shares by the selling stockholder pursuant to this prospectus. If Netopia determines that it is necessary to file a prospectus supplement or an amendment to the registration statement, or to make an appropriate filing under the Exchange Act, so as to cause the prospectus to become current and not include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing, the selling stockholder may not make a sale pursuant to this prospectus until such supplement, amendment or filing has been made. In addition, the selling stockholders have agreed that they will not sell any shares pursuant to this prospectus during any time at which our insider trading policies prohibit certain persons, which may include executive officers or directors, from trading in our securities.

LEGAL MATTERS

David A. Kadish, Senior Vice President, General Counsel and Secretary of Netopia, will provide us with a legal opinion as to the validity of the issuance of the shares of common stock offered with this prospectus. Mr. Kadish beneficially owns an aggregate of 277,749 shares of our common stock, including 263,734 shares that are issuable upon the exercise of stock options held by Mr. Kadish.

EXPERTS

The consolidated financial statements and schedule of Netopia, Inc. as of September 30, 2002 and 2001, and for each of the years in the three-year period ended September 30, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the September 30, 2002, consolidated financial statements refers to a change in the Company’s method of accounting for goodwill.

WHERE YOU CAN FIND MORE INFORMATION

We incorporate into this prospectus by reference the following documents:

•	our annual report on Form 10-K for the year ended September 30, 2002;

•	our quarterly reports on Form 10-Q for the quarterly periods ended December 31, 2002 and March 31, 2003;

•	our report on Form 8-K filed on April 29, 2003;

•	our Registration Statement No. 0-28450 on Form 8-A filed with the Commission on May 3, 1996 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), together with amendments thereto, in which there is described the terms, rights and provisions applicable to our outstanding common stock; and

•	all other information that we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

Any statement incorporated herein shall be deemed to be modified or superseded for the purposes of this prospectus and the registration statement to the extent that a statement contained herein or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the registration statement.

Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. You may obtain copies of this material from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Reports, proxy and information statements and other information that we file electronically with the Commission are available at the Commission’s web site at http://www.sec.gov.

We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily a complete description of all provisions of the contract or document and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated into this prospectus by reference (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to the General Counsel at our principal executive offices located at 6001 Shellmound Street, 4th Floor, Emeryville, California 94608 or by telephone at (510) 420-7400.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the shares being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$50
Accounting fees and expenses	10,000
Legal fees and expenses	10,000
Printing and Other Miscellaneous Fees	3,000
Total	$23,050

ITEM 15.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the Act). Article VII of the Registrant’s Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of present and past employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant’s Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors. The Indemnification Agreements provide the Registrant’s officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance for its directors and officers.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or the board of directors of a corporation to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

See also the undertakings set out in response to Item 17.

ITEM 16.    Exhibits.

The following exhibits are filed with this registration statement or incorporated into this registration statement by reference:

Incorporated by Reference

Exhibit Number		Exhibit Description	Form	File No.	Exhibit Number	Filed Herewith

4.01	*	Registration Rights Agreement dated as of March 29, 2002 by and among Netopia, Inc., DoBox, Inc., and DB Holding Company, LLC.

4.02		Restated and Amended Certificate of Incorporation.	S-1	333-3868	3.3

4.03		Restated and Amended Bylaws of the Registrant.	S-1	333-3868	3.6

4.04		Certificate of Ownership and Merger (corporate name change).	10-K for the fiscal year ended September 30, 1997	000-28450	3.3

5.01		Opinion of David A. Kadish, Esq., Senior Vice President, General Counsel and Secretary of the Company.				X

23.01		Consent of Counsel (See Exhibit 5.01).				X

23.02		Consent of KPMG LLP, independent auditors.				X

24.01	*	Powers of Attorney (included on signature page)

*	Included in the original filing of this registration statement.

ITEM 17.    Undertakings.

The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Free” table in the effective registration statement;

(c)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(5)	That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event of a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on this 24th of June, 2003.

NETOPIA, INC.

By:	/S/ ALAN B. LEFKOF

Alan B. Lefkof President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer:

/s/ ALAN B. LEFKOF Alan B. Lefkof	President, Chief Executive Officer and Director	June 24, 2003

Principal Financial Officer and Principal Accounting Officer:

/s/ WILLIAM D. BAKER William D. Baker	Senior Vice President, Finance and Operations, and Chief Financial Officer	June 24, 2003
Additional Directors:

* Reese M. Jones	Director	June 24, 2003

* Robert Lee	Director	June 24, 2003

* David F. Marquardt	Director	June 24, 2003

* Harold S. Wills	Director	June 24, 2003

*By:	/s/ DAVID A. KADISH

David A. Kadish, pursuant to Power of Attorney

EXHIBIT INDEX

Incorporated by Reference

		Exhibit Description	Form	File No.	Exhibit Number	Filed Herewith

4.01	*	Registration Rights Agreement dated as of March 29, 2002 by and among Netopia, Inc., DoBox, Inc., and DB Holding Company, LLC.

4.02		Restated and Amended Certificate of Incorporation.	S-1	333-3868	3.3

4.03		Restated and Amended Bylaws of the Registrant.	S-1	333-3868	3.6

4.04		Certificate of Ownership and Merger (corporate name change).	10-K for the fiscal year ended September 30, 1997	000-28450	3.3

5.01		Opinion of David A. Kadish, Esq., Senior Vice President, General Counsel and Secretary of the Company.				X

23.01		Consent of Counsel (See Exhibit 5.01).				X

23.02		Consent of KPMG LLP, independent auditors.				X

24.01	*	Powers of Attorney (included on signature page)

*	Included in the original filing of this registration statement.